EXHIBIT 99.1

2019 Annual Highlights GROW CHANGE

GROW Through your partnership with C&N, you’ve come to know us as “Your Bank for a Lifetime” and “Your Community Friend for World-Class Banking.” You’ve come to trust our experts as knowledgeable, honestly caring people who are personally invested in you no matter how much you are financially invested in us. You see us out in the community, contributing to local charities and organizations that share our passion to enhance the lives of our neighbors. You expect us to continually introduce new, convenient technologies and services that make life easier. CHESTER ROBINSON As a full-service financial institution, we have a unique approach. We know that earning money can be hard, but we don’t think trusting who protects it should be. Trust is priceless. But just like your money, it must be earned and no one takes that more seriously than us. JL ROBINSON The First National Bank of Wellsborough was founded in 1864 by CHESTER & JL ROBINSON Earlier this year, we shortened our name to simply “C&N.” While we are legally still Citizens & Northern Corporation, we are “C&N” to our communities, customers and teammates. While this change showcases a new, simpler name and modernized logo and colors, our commitment to be your trusted financial partner for a lifetime will always be the same. After all, life is easier when we’re in this together. Why “C&N?” C&N has a long, proud history dating back to 1864. For over 150 years, we’ve grown as a 1

CHANGE strong, full-service financial institution with offices in 10 counties across Pennsylvania and New York. As we continue to grow and expand into new markets, it has become necessary for us to distinguish our brand from other financial institutions in those areas. At the same time, it was important to respect our heritage and history. The relationships we developed over the years as Citizens & Northern have made us who we are today and have positioned us to give back to our local economy and community. So, we wanted to find a way to maintain our heritage and the familiarity of our long-time customers while steering us toward the future. OLD NEW Knowing that many people commonly referred to us as “C&N,” it seemed like an obvious transition for our brand, but we wanted to be sure. So, we talked with our team members and customers, held focus groups and did our research. That research confirmed our notions and made it an easy decision to rename our brand as “C&N.” C&N’s Towanda Branch in the past & a rendering of the new state-of-the-art location What’s Next? We’ve changed our look, but dedication to helping customers our people and reach their goals remains the same. No matter how or where we continue to grow next, whatever you need, whenever you need it, we’re here. And like always, our aim is to make it as easy as possible. Your hometown bank may have gotten a makeover, but rest assured, you know us well. 2

Table of Contents

GROW&CHANGE - **Editor Introduction** 1

LEAD&GUIDE - **C&N Leadership** 5

PRESIDENT&CEO - **Shareholder Letter** 7

DOLLARS&SENSE - **C&N Financial Profile** 11

- Quarterly Share Data
- Operations Comparisons
- End of Period Balances
- Consolidated Financial Data
- C&N Wealth Management

AWARDS&RECOGNITION 17

STARS&STRIPES - **Giving Back, Giving Together** 21



3 | C&N

[LOGO]

LEAD&GUIDE

We are grateful to our Board members for lending their expertise to further the mission of C&N and for providing us with valuable insight into the communities we serve.


C&N


C&N

Executive Team
(from left)

Mark A. Hughes
EVP and Director Financial Division

Deborah E. Scott
EVP and Director Trust Division

Stan R. Dunsmore
EVP and Chief Credit Officer

Tracy E. Watkins
EVP and Director of Human Resources

J. Bradley Scovill
President & CEO

Shelley L. D'Haene
EVP and Senior Operations Officer

Harold F. Hoose, III
EVP and Director of Lending

John M. Reber
EVP and Director of Risk Management

Thomas L. Rudy, Jr.
EVP and Director of Branch Delivery

Board of Directors
(from left)

Terry L. Lehman, CPA
Retired Certified Public Accountant

Leonard Simpson
Attorney at Law & Sullivan County District Attorney

Timothy E. Schoener
VP & CIO, UPMC Pinnacle

Frank G. Pellegrino
Owner & Developer, Carlton Associates, LLC

Dennis F. Beardslee
Owner, Terrace Lanes Bowling Center

Susan E. Hartley
Attorney at Law

Bobbi J. Kilmer
President & CEO, Claverack Rural Electric Cooperative

Aaron K. Singer
President & CEO, Metalkraft Industries, Inc.

Clark S. Frame
Retired Chairman of the Board, Monument Bank

Leo F. Lambert
Chairman, President/GM Fitzpatrick & Lambert, Inc.

J. Bradley Scovill
President & CEO, C&N

5 | C&N

Corporate Officers Mark A. Hughes Treasurer Kimberly N. Battin Corporate Secretary J. Bradley Scovill President & CEO Advisory Board Bradford & Sullivan Counties Evan R. Barnes Casandra K. Blaney James A. Bowen Krystle R. Bristol Laura C. Cimino Warren J. Croft John M. Estep Zachary R. Gates Taunya Knolles Rosenbloom J. Wesley Kocsis Dr. Stephen D. Laudermilch Kimberly J. Mastrantonio Ryan D. Morales Jeffrey B. Paul Damian M. Rossettie William B. Saxe Eric Schoonover Mark W. Smith Andrew R. Wilcox Bucks County Glenda R. Childs Michael J. Rush Joseph A. Fluehr, IV Irving N. Stein Linda J. Kilroy David E. Thompson Daniel P. Marrazzo Cameron, McKean & Potter Counties John A. Abplanalp David Mark Errick Joseph R. Kightlinger Lori J. Reed Andrea F. Streich Edwin W. Tompkins, III Lycoming County Robert T. Beiter Thomas F. Charles John M. Confer Roger D. Jarrett Daniel K. Mathers Jeffrey M. Patterson John F. Perrotto Ronald W. Roan David A. Schall Tioga County Donald R. Abplanalp Brian A. Bicksler Lawrence J. Connolly Matthew S. DeCamp Craig Eccher Mark R. Howe John C. Kenyon Danielle M. Lee Scott E. Lewis Anthony L. Mosso David C. Murdock Mary C. Owlett William W. Roosa Ray E. Wheeland York County Thomas K. Baughman Alex E. Snyder Matthew R. Doran Nicholas E. Hauck Ryan A. Myers 6

PRESIDENTCEO Dear Shareholder, Since its founding as First National Bank of Wellsborough in 1864, C&N has been building an exceptionally strong community banking franchise serving the needs of the people and businesses in the northern tier region of Pennsylvania and southern tier of upstate New York. Our mission of creating value through lifelong relationships has been a constant theme supported by a culture based on core values that stand the test of time. This foundation has carried C&N through many seasons of prosperity, depression, great recession, war and social transition. Across generations, C&N has managed to grow and change to meet the needs of our customers and communities, while creating value for our shareholders. During the first 100 years of our history, our growth was organic except for taking over the assets of Wellsboro National Bank in 1897. Beginning in 1964, our position in the legacy markets mentioned above has been built through mergers with ten local banks along with branch expansion into Lycoming County and a loan production office in Elmira, NY. As a result, we are the leader in deposit market share in this footprint and have been a consistent high performer when measured by most key financial metrics. More specifically, our strong capital position enables C&N to continue seeking growth that will profitably leverage your investment in the Company. We have discussed in recent years how we are using this strength to invest in our Team, technology and delivery channels to build capacity to support future growth and to keep pace with rapid changes in customer needs and preferences. These investments have enhanced the value we create for customers in existing markets while preparing for expansion. ...our strong capital position enables C&N to continue seeking growth... We have also been active in building relationships that could lead us into attractive new markets. In 2019, these efforts produced results through the completion of the Monument acquisition and announcement of the Covenant acquisition in Bucks County, PA, along with the opening of a loan production office in York, PA. These are the first moves we have made outside our historic market area and are transformational for C&N. We expect to close the Covenant acquisition in the third quarter of 2020, at which time our franchise in southeastern PA will have offices in Bucks and Chester Counties with approximately $850 million in total 7 assets. When combined with our legacy markets, C&N will be a $2.2 billion bank and also boast a wealth management group that assists customers with more than $1 billion in investments. Enhancing relationships in new markets with our broad set of services holds significant potential and our capital and additional earnings supply the capacity for further expansion and growth. Importantly, our regional structure and scale position C&N to enter new markets with a consistent relationship-focused business model. Both Monument and Covenant, as well as the team we have assembled in York, have similar cultures and shared core values. This alignment has smoothed the integration process and enabled the regional teams to focus on the customer experience and continued growth. It ...the team was at its best supporting new teammates and customers, while delivering strong results and remaining very engaged in our local communities. has also allowed the regional teams in legacy markets to remain focused on delivering value to their customers and communities to sustain and leverage the core strength that C&N has built over the years. Our broad set of banking, lending and wealth management solutions serve the needs of small/family-owned businesses, professionals and individuals, regardless of geography. These products and services also produce a diverse revenue mix of net interest income and noninterest income that strengthens C&N’s earnings capacity. The C&N brand was refreshed in 2019 and is now consistent in all markets. The new look is simpler, reflects the energy of the C&N Team and is utilized by all business lines. In our legacy markets, many referred to us as “C&N” already and in new markets the change was necessary to distinguish our brand from other financial institutions in those areas. We have received an incredibly positive response to this important initiative to support our growth and adapt to changes in the markets we serve. We will continue to build on the alignment of the brand with our mission, vision, values and the experience that all who connect with C&N should expect. Substantial growth and change create a variety of tests for any team and organization. Clearly, 2019 was a challenging year for the C&N Team as we layered the stress created by expansion and acquisition with the “routine” changes encountered through the introduction of new technology, products and services, regulatory requirements and customer needs and preferences. Our ongoing emphasis on values and culture paid dividends in 2019 as the Team was at its best supporting new teammates and customers, while delivering strong results and remaining very engaged in our local communities. We went into the year with a talented team of professionals and ended the year even stronger. We should all be proud of their performance and I urge you to review the remainder of this report to sample the highlights of their contribution to C&N’s success. 8

Net income, adjusting for merger related expenses and net securities gains, was $22.8 million or $1.70 per share in 2019 compared to similarly adjusted earnings of $20.7 million or $1.68 per share in 2018. Net interest income increased $8.8 million, or more than 19%, reflecting the benefits of growth from the Monument acquisition and loan growth in the York office, as well as organic loan and deposit growth in legacy markets. The net interest margin declined .04% year-over-year due to higher funding costs and a progressive flattening of the yield curve throughout the year despite an increase in asset yields generated through solid loan growth. The fed funds rate was cut three times in 2019 by a total of .75% to a target of 1.50 -1.75%, reversing the increases we experienced in 2018. This reversal began in late 2018 and reflected the Fed’s desire to support continued growth and receding concerns regarding inflation. A year after changing course, longer-term rates remain remarkably close to the fed funds target rate, creating a challenging environment to expand net interest margins. Our Core Values Teamwork Together we are stronger. Respect Value one another. Responsibility & Accountability Work like you own it. Credit quality remains strong and has been a focus of management as the portfolio grows and we enter new markets. We have sustained our historically conservative credit culture and consistent policies and underwriting standards, and robust process for assessing the adequacy of the allowance for potential loan losses. The loan loss provision increased by 45% during 2019 to $849,000, primarily to support loan growth during the year. Most key credit quality metrics are stable or improving and economic conditions remain solid across C&N’s markets and the country. Excellence Do your best. Every day. Every time. Integrity Do the right thing when no one is looking. Noninterest income increased $687,000, or 3.7% during 2019 over 2018. The overall growth was driven by production in the wealth management group, revenue from sales of mortgage loans, interchange revenues and service charges which were partially offset by decreases in loan servicing fees and life insurance related income. Client-Focus Consider your customer in everything you do. Have Fun Work hard! Play hard! WIN! Noninterest expense, excluding merger related expenses, increased $6.3 million in 2019 over 2018. This increase reflects the impact of Monument and York and the salaries and benefits that come with additional personnel. In addition to, and in combination with these new ventures, IT and marketing expenses were higher during 2019. We expect that both line items will grow again in 2020 as we support expansion and continue to invest in the systems and delivery channels that serve customer needs, improve productivity, and create efficiency. As we stated in last year’s “Highlights,” leveraging C&N’s capital and paying off our investments to support growth have been a 79 priority for the past several years. We executed on several significant initiatives during 2019 that enhance our ability to drive future earnings growth and support a strong dividend and stock valuation. Our “currency” remains a strength in efforts to grow and create additional shareholder value over time. Adjusted 2019 earnings per share remained strong and consistent with 2018. We maintained the cash dividend at $1.08 per share, producing a dividend yield of 3.82% based on the December 31, 2019 closing price of $28.25 per share. This closing price was a 6.89% increase from the $26.43 closing price a year earlier. During 2019, James E. Towner retired from the Board of Directors and Jan E. Fisher resigned to pursue a professional opportunity that prevented her continued service. Having served 19 and 17 years respectively, both Jim and Jan provided C&N with leadership, advice and counsel throughout their tenure on the Board. We also welcomed Clark S. Frame and Timothy E. Schoener to the Board. Clark joined C&N through the Monument acquisition and brings with him many years of business and banking experience as an investor, executive and director. He was the founding Chairman and CEO of Monument and has lived and worked in Bucks County for more than 30 years. Tim was appointed to the Board while serving as Vice President and Chief Information Officer at UPMC Susquehanna in Williamsport, PA, and was recently named to the same position at UPMC Pinnacle in Harrisburg, PA. Tim brings years of IT and executive experience to C&N and is a strategic addition given the critical role technology plays in our business. We are pleased to have Clark and Tim on our board and look forward to their guidance and perspectives in the years ahead. 2019 was truly a transformational year and a pivot point for our Company built on the momentum we generated in 2018. Our Team enters 2020 believing that our collective efforts to grow and change have C&N positioned to deliver exceptional value for our expanding family of customers, teammates, communities and shareholders in the years ahead. We thank you for your continued confidence and support. J. Bradley Scovill President & CEO 10

DOLLARS SENSE Trades of the Corporation’s stock are executed through various brokers who maintain a market in the Corporation’s stock. The Corporation’s stock is listed on NASDAQ Capital Market Securities with the trading symbol CZNC. The following tables show the approximate high and low sales price of the common stock during 2018 and 2019. 2019 Quarterly Share Price Data $30 $25 $20 High $15 Low $10 $5 First Quarter Second Quarter Third Quarter Fourth Quarter Cash Dividends Decl ared Cash Dividends Decl ared 2019 2018 High Low High Low $25.41 $22.00 $0.27 First quarter $27.07 $23.60 $0.37 First quarter Second quarter 29.25 25.02 0.27 Second quarter 27.72 22.64 0.27 Third quarter 27.00 22.52 0.27 Third quarter 28.99 25.42 0.27 Fourth quarter 28.58 24.23 0.27 Fourth quarter 28.48 23.72 0.27 11

Five-Year Summary

Operations Comparison



$1.75
$1.50
$1.25
$1.00
$.75
$.50
2019
2018
2017
2016
2015

Diluted Earnings Per Share
(In Thousands)



$1.20
$1.00
$.80
$.60
$.40
$.20
2019
2018
2017
2016
2015

Cash Dividends Declared Per Share

INCOME STATEMENT (In Thousands)	2019	2018	2017	2016	2015
Interest and dividend income	$64,771	$50,328	$45,863	$44,098	$44,519
Interest expense	10,283	4,625	3,915	3,693	4,602
Net interest income	54,488	45,703	41,948	40,405	39,917
Provision for loan losses	849	584	801	1,221	845
Net interest income after provision for loan losses	53,639	45,119	41,147	39,184	39,072
Noninterest income excluding securities gains	19,284	18,597	16,153	15,511	15,478
Net gains on securities	23	2,033	257	1,158	2,861
Loss on prepayment of debt	0	0	0	0	2,573
Merger-related expenses	4,099	328	0	0	0
Noninterest expense excluding loss on prepayment of debt and merger-related expenses	45,438	39,158	36,967	34,744	33,030
Income before income tax provision	23,409	26,263	20,590	21,109	21,808
Income tax provision	3,905	4,250	7,156	5,347	5,337
Net income	$19,504	$22,013	$13,434	$15,762	$16,471
Net income attributable to common shares	$19,404	$21,903	$13,365	$15,677	$16,387

PER COMMON SHARE DATA	2019	2018	2017	2016	2015
Basic earnings per share	$1.46	$1.79	$1.10	$1.30	$1.35
Diluted earnings per share	$1.46	$1.79	$1.10	$1.30	$1.35
Cash dividends declared per share	$1.18	$1.08	$1.04	$1.04	$1.04
Book value per common share at period-end	$17.82	$16.02	$15.43	$15.36	$15.39
Tangible book value per common share at period-end	$15.66	$15.05	$14.45	$14.37	$14.41
Weighted average common shares outstanding - basic	13,298,736	12,219,209	12,115,840	12,032,820	12,149,252
Weighted average common shares outstanding - diluted	13,321,559	12,257,368	12,155,136	12,063,055	12,171,084

C&N | 12

Five-Year Summary End of Period Balances $1,100,000 $1,600,000 $1,000,000 $1,400, $900,000 $1,200,000 $800,000 $1,000, $700,000 $800, $600,000 $600, 2019 2018 2017 2016 2015 2019 2018 2017 2016 2015 Gross Loans (In Thousands) Total Assets (In Thousands) END OF PERIOD BALANCES (In Thousands) 2019 2018 2017 2016 2015 AVERAGE BALANCES (In Thousands) 2019 2018 2017 2016 2015 13 Total assets $1,540,469 $1,276,140 $1,247,759 $1,229,866 $1,243,209 Earning assets 1,437,993 1,205,429 1,169,569 1,147,549 1,159,298 Gross loans 1,057,559 822,346 780,640 723,076 657,727 Deposits 1,213,687 1,027,831 990,917 970,447 968,201 Stockholders' equity 229,446 187,895 188,958 188,373 188,905 Available-for-sale debt securities $346,723 $363,273 $355,937 $394,106 $417,904 Gross loans 1,182,222 827,563 815,713 751,835 704,880 Allowance for loan losses 9,836 9,309 8,856 8,473 7,889 Total assets 1,654,145 1,290,893 1,276,959 1,242,292 1,223,417 Deposits 1,252,660 1,033,772 1,008,449 983,843 935,615 Borrowings and subordinated debt 144,847 48,768 70,955 64,629 92,263 Stockholders' equity 244,452 197,368 188,443 186,008 187,487 Common shares outstanding 13,716,445 12,319,330 12,214,525 12,113,228 12,180,623 000 000 000 000

Five-Year Summary

End of Period Balances



$1,300,000
$1,200,000
$1,100,000
$1,000,000
$900,000
$800,000
2019
2018
2017
2016
2015

Deposits
(In Thousands)



$250,000
$225,000
$200,000
$175,000
$150,000
$125,000
2019
2018
2017
2016
2015

Shareholders' Equity
(In Thousands)

KEY RATIOS	2019	2018	2017	2016	2015
Return on average assets	1.27%	1.72%	1.08%	1.28%	1.32%
Return on average equity	8.50%	11.72%	7.11%	8.37%	8.72%
Average equity to average assets	14.89%	14.72%	15.14%	15.32%	15.19%
Net interest margin (1)	3.86%	3.90%	3.82%	3.76%	3.69%
Efficiency (2)	60.73%	59.69%	60.74%	59.22%	56.66%
Cash dividends as a % of diluted earnings per share	80.82%	60.34%	94.55%	80.00%	77.04%
Tier 1 leverage	13.10%	14.78%	14.23%	14.27%	14.31%
Tier 1 risk-based capital	19.19%	23.24%	21.95%	22.48%	23.29%
Total risk-based capital	20.70%	24.42%	23.07%	23.60%	24.40%
Tangible common equity/tangible assets	13.22%	14.50%	13.95%	14.15%	14.49%
Nonperforming assets/total assets	0.80%	1.37%	1.47%	1.43%	1.31%
Nonperforming loans/total loans	0.88%	1.94%	2.10%	2.07%	2.09%
Allowance for loan losses/total loans	0.83%	1.12%	1.09%	1.13%	1.12%
Net charge-offs/average loans	0.03%	0.02%	0.05%	0.09%	0.04%

(1) Rates of return on tax-exempt securities and loans are calculated on a fully-taxable equivalent basis.
(2) The efficiency ratio is calculated by dividing: (a) total non-interest expense excluding merger-related expenses and losses from prepayment of debt, by (b) the sum of net interest income (including income from tax-exempt securities and loans on a merger-related expenses and fully-taxable equivalent basis) and non-interest income excluding securities gains or losses.

C&N | 14

Quarterly Consolidated Financial Data

The following table presents summarized financial data for 2019 & 2018.

2019 (In Thousands Except Per Share Data) (Unaudited)	1st Quarter March 31	2nd Quarter June 30	3rd Quarter Sept. 30	4th Quarter Dec. 31
Interest income	$13,065	$17,139	$17,277	$17,290
Interest expense	1,350	2,934	3,000	2,999
Net interest income	11,715	14,205	14,277	14,291
(Credit) provision for loan losses	(957)	(4)	1,158	652
Net interest income after (credit) provision for loan losses	12,672	14,209	13,119	13,639
Other income	4,406	4,849	4,963	5,066
Net gains on available-for-sale debt securities	0	7	13	3
Merger-related expenses	311	3,301	206	281
Other expenses	10,696	11,422	11,486	11,834
Income before income tax provision	6,071	4,342	6,403	6,593
Income tax provision	981	693	1,096	1,135
Net income	$5,090	$3,649	$5,307	$5,458
Net income attributable to common shares	$5,063	$3,630	$5,281	$5,431
Net income per share – basic	$0.41	$0.27	$0.39	$0.40
Net income per share – diluted	$0.41	$0.27	$0.39	$0.40

2018 (In Thousands Except Per Share Data) (Unaudited)	1st Quarter March 31	2nd Quarter June 30	3rd Quarter Sept. 30	4th Quarter Dec. 31
Interest income	$11,890	$12,334	$12,800	$13,304
Interest expense	993	1,079	1,241	1,312
Net interest income	10,897	11,255	11,559	11,992
Provision (credit) for loan losses	292	(20)	60	252
Net interest income after provision (credit) for loan losses	10,605	11,275	11,499	11,740
Other income	4,406	4,689	4,462	5,040
Gain on restricted equity security	0	1,750	571	0
Net losses on available-for-sale debt securities	0	(282)	(2)	(4)
Merger-related expenses	0	0	200	128
Other expenses	9,895	9,684	9,633	9,946
Income before income tax provision	5,116	7,748	6,697	6,702
Income tax provision	741	1,377	1,111	1,021
Net income	$4,375	$6,371	$5,586	$5,681
Net income attributable to common shares	$4,352	$6,339	$5,558	$5,654
Net income per share – basic	$0.36	$0.52	$0.45	$0.46
Net income per share – diluted	$0.36	$0.52	$0.45	$0.46

15 | C&N

Wealth Management Data

The following table presents summarized financial data for C&N's Wealth Management.



$1,050,000
$875,000
$700,000
$525,000
$350,000
$175,000
2019
2018
2017
2016
2015

Trust Assets Under Management



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
2019
2018
2017
2016
2015

Trust Revenue

Wealth Management (In Thousands)	2019	2018	2017	2016	2015
Trust Assets Under Management	$1,007,113	$862,517	$916,580	$879,844	$814,788
Trust Revenue	$6,106	$5,838	$5,399	$4,760	$4,626

Investments (In Thousands)	2019	2018	2017	2016	2015
Mutual Funds	$611,539	$506,201	$536,731	$507,473	$458,942
Stocks	207,847	172,695	194,099	179,345	167,098
Bonds	101,966	103,037	104,184	100,249	88,471
Savings and money market funds	71,936	68,129	69,659	80,860	90,038
Miscellaneous	7,346	6,798	6,069	6,864	7,216
Real Estate	6,349	5,517	5,681	4,876	2,827
Mortgages	130	140	157	177	196
Total	$1,007,113	$862,517	$916,580	$879,844	$814,788

Accounts (In Thousands)	2019	2018	2017	2016	2015
Pension/profit sharing	$402,062	$342,501	$374,499	$369,916	$339,953
Investment management	307,068	256,430	256,348	223,737	211,645
Trusts	196,660	176,428	185,300	177,860	166,433
Custody	89,241	79,786	93,598	98,844	92,451
Estates	9,175	4,941	4,397	7,367	1,874
Guardianships	2,907	2,431	2,438	2,120	2,432
Total	$1,007,113	$862,517	$916,580	$879,844	$814,788

Some products are not FDIC insured or guaranteed, not a deposit or other obligation of the bank, not guaranteed by the bank and are subject to investment risk, including possible loss of the principal amount invested and are not insured by any other federal government agency.

C&N | 16

Impact Player, Jill Pino (right) with her supervisor, Amy Ward (left)


Impact Player, Kevin Dougherty (left) with his supervisor, Hal Hoose (right)


Impact Player, Chris Bolt (left) with his supervisor, Tom Nelson (right)

AWARDS&RECOGNITION

TOP Award Winners

The TOP Award was presented to the team member leading their area in 2018.

TOP Commercial Lender, based on Loan Growth	Courtney Cole, Coudersport
TOP Mortgage Lender, based on Loan Growth	Michelle Rae, Towanda
TOP Insurance/Brokerage Employee, based on New Business	Matt Landis, Troy
TOP Trust Employee, based on New Business	Brian Tevlin, Wellsboro
TOP Branch Lender, based on Loan Growth	Jill Pino, Mansfield
TOP Universal banker, based on Cross Sale/New Account Ratio	Ellen Conboy, Troy

IMPACT Players

The IMPACT Players award recognizes six team members based not only on performance, but commitment. The recipients of this award not only made measurable progress, but also upheld our C&N values in their interactions at every opportunity. Pictured above from left.

Jill Pino	Community Office Manager, Mansfield
Kevin Dougherty	Commercial Lending, Sayre
Amy Long	Wealth Management, Wellsboro
Chris Bolt	Technical Support, Wellsboro
Christina Moyer	Compliance, Wellsboro
Renée Tevlin	Treasury Management, Wellsboro

Spotlight Awards

Spotlight Awards are given to team members who have not only consistently met their goals, but have gone above and beyond in their role and in supporting their team members.

4th Quarter 2018	Allanna Whittemore, Deposit Operations, Wellsboro Crystal Barrett, Branch Delivery, Mansfield
1st Quarter 2019	Kristina Reynolds, Deposit Operations, Wellsboro Melanie Kellogg, Branch Delivery, Knoxville
2nd Quarter 2019	Nancy Tubbs, Compliance, Wellsboro Marcie Wood, Branch Delivery, Troy
3rd Quarter 2019	Rhonda Washburn, Branch Delivery, East Smithfield

17 | C&N

Impact Player, Amy Long (left) with her supervisor, Deb Scott (right) Impact Player, Christina Moyer (left) with her supervisor, John Reber (right) Impact Player, Renée Tevlin (right) with her supervisor, Chrissi Hume (left) 2019 Million Dollar Club Lenders who closed $1,000,000 or more in loans in a calendar month Linda Bowen, Sayre Rachel Brill, Wellsboro Andee Bryan, Mansfield Robert Burns, Doylestown Courtney Cole, Coudersport Brian Collins, Warminster Kevin Dougherty, Sayre Kelly Fasse, Mansfield Linda Gordner, Muncy Jeffrey Grove, York Kathi Heimbach, Troy Will Holmes, Troy Mike Kilgour, York Daniel Miller, Doylestown James Miller, Newtown Michelle Pedersen, Doylestown Jill Pino, Mansfield David Plummer, Newtown Michelle Rae, Towanda Ryan Satalin, Wellsboro Stacey Sickler, Sayre Bruce Smithgall, Williamsport Tyler Sones, Williamsport Amy VanBlarcom-Lackey, Towanda Mike Wetzel, Coudersport Kim Whiting, Emporium Rainmakers Team members who referred over $100,000 in closed business to C&N’s Wealth Management Jesseca Acor, Canisteo Crystal Barrett, Mansfield Leasa Causer, Coudersport Ellen Conboy, Troy Ben Crowley, Doylestown Mary D’Ottavio, Laporte Kevin Dougherty, Sayre Kelly Fasse, Mansfield Jeremy Gardner, East Smithfield Linda Gordner, Muncy Gina Haffley, Jersey Shore Hannah Jackson, Monroeton Phyllis Jensen, Knoxville Melanie Kellogg, Athens Elizabeth Loman, Williamsport Jessica Loper, Hornell Rebekah Lund-Immel, Dushore Anna Morgan-Schill, East Smithfield Wesley O’Neil, Elkland Ryan Satalin, Wellsboro Amber Schwab, Emporium Ronald Seymour, Sayre Bruce Smithgall, Williamsport Traci Spencer, East Smithfield Gail Steelman, Doylestown Lorri Stocum, Wellsboro Terry Turner, Dushore Amy Ward, Troy Rhonda Washburn, East Smithfield Kathryn Wesneski, Liberty Ashley White, Wysox Marcie Wood, Troy 18

2019 Retirees Service Award Recipients 40 Years Joan Grenell, Accounting, Laporte 30 Years William Holmes, Lending, Troy 20 Years Larry Alderson, Wealth Management, Sayre James Butters, Wealth Management, Wellsboro Shelley D’Haene, Operations, Wellsboro 15 Years Brandy Allen, Deposit Operations, Wellsboro Darci Baird, Wealth Management, Sayre Claudia Brown, Branch Delivery, Tioga Diane Egly, Branch Delivery, Muncy Leslie Fassett, Branch Delivery, Monroeton Sara Heatley, Audit, Wellsboro Marcy Hughes, Lending, Wellsboro Sheila Kingsley, Branch Delivery, Athens Jessica Loper, Branch Delivery, Hornell Kenna Marshall, Resource Recovery, Muncy Brenda Mitchell, Branch Delivery, South Williamsport Melissa Peters, Branch Delivery, Troy John Reber, Risk Management, Wellsboro Bruce Smithgall, Lending, Williamsport Kathryn Wesneski, Branch Delivery, Liberty 10 Years Leasa Causer, Business Manager, Coudersport Janette Frey, Contact Center, Wellsboro Patricia Groover, Contact Center, Wellsboro Hannah Jackson, Branch Delivery, Monroeton Lisa Milne, Branch Delivery, Wysox Renée Tevlin, Treasury Management, Wellsboro Joanne Weaver, Branch Delivery, Tioga Darcey Yearick, Lending, Jersey Shore 5 Years Diane Carothers, Branch Delivery, South Williamsport Courtney Cole, Lending, Coudersport Ellen Conboy, Branch Delivery, Troy Thomas Cooper, Deposit Operations, Wellsboro Charity Frantz, Marketing, Wellsboro Hannah Jackson, Training, Wellsboro Elizabeth Johnson, Branch Delivery, Sayre Kelly Latimer, Branch Delivery, Jersey Shore Elizabeth Loman, Branch Delivery, Williamsport Rebekah Lund-Immel, Branch Delivery, Dushore Fawn Lynde, Branch Delivery, Elkland Joshua Sivers, Retirement Services, Wellsboro Amy VanBlarcom-Lackey, Lending, Towanda Philip Walker, Lending, Wellsboro 27 years of service Lora Pier Deposit Operations, Wellsboro 18 years of service Terry Turner Branch Delivery, Dushore 14 years of service Robert Baker Branch Delivery, Monroeton 7 years of service Anthony Peluso Controller, Wellsboro 6 years of service Sandra Rush Branch Delivery, Doylestown 2 years of service Tamara Davis Lending, Elmira LPO Pictured above: Brad Scovill, President & CEO (right) with retirees (from left) Nola Gross (retiring in early 2020), Terry Turner, Nancy Hardes (retiring in early 2020) and Sandra Rush during their final company event in October 2019. 19

Teresa (Teri) L. Mitchell Scholarship Left photo: Teri Mitchell, the scholarship’s namesake. Right photo: (from top) Brad Scovill, C&N President & CEO with Tracy Watkins, EVP & Director of Human Resources with Marcie Wood, Hannah Jackson, Kim Battin, Lisa Milne and Vanessa Calaman In early 2019, C&N awarded four team members with the Teresa (Teri) L. Mitchell Scholarship. This scholarship is a legacy scholarship that keeps the spirit of Teri and her dedication to C&N alive by providing team members with paid attendance to the PA Bankers Association’s Women in Banking Conference. The recipients of this award were: • • • • Hannah F. Jackson, Training Facilitator in Wellsboro Lisa Milne, Universal Banker in Wysox Marcie Wood, Universal Banker in Troy Vanessa Calaman, Universal Banker in Wysox Also in attendance were Brad Scovill, President and CEO, Kim Battin, Corporate Secretary, and Tracy Watkins, EVP & Director of Human Resources. The scholarship was started in memoriam of Teresa L. Mitchell, a dedicated C&N team member for 37 years, to award educational opportunities to C&N team members who display commitment to their ongoing professional development and a strong work ethic. Teri held various positions over the course of her 37 years at C&N. Starting her career as a Bookkeeper, she also worked as a teller in Wellsboro and then moved to the Wire Transfer Department. As the technology and department changed over the years, Teri remained in what became the Funds Management Department and later became the Funds Management Supervisor. In recent years, Teri worked in the Accounting Department and held the position of Treasury & Reconciliation Accountant. Teri expressed her appreciation for the educational opportunities that were provided to her by C&N. She attended several conferences throughout her years at C&N, including the Conference for Women, NACHA’s Payments Conferences and several technical seminars related to her field of expertise. 20

STARS STRIPES &American Legion Veterans Fund Post 246&Post 846 &Blue Star Mothers&Delaware Valley Veterans Home&Honor Guard&Leek Hunting and Mountain preserve&Military Share Food Bank &Patriots Cove&Rides for Vets&Bath VA Hospital &Port Allegany VA Facility&Wilkes-Barre VA Hospital&Veterans Motorcycle Association Combat Veterans Fund&VFW Veterans Fund Post 1536&Post 6750&Post 6755 Supporting our communities has always been inherent in our culture at C&N. In 2015, our team members wanted to do more to help those in need. So, our Giving Back, Giving Together program was formed. Since then, our team members have supported local Food Banks, Fire Departments & Emergency Services, hungry & displaced children and education & literacy through our local public libraries. In 2019, C&N team members chose to focus their efforts on local military servicemembers to ensure they have access to the care and resources they deserve. We partnered with 16 organizations that have made it their mission to take care of our local military servicemembers who are in need of assistance. Through the support of our friends & neighbors, we’ve been able to donate $78,472 Monetary Donations 8,827 Item Donations 345 Volunteer Hours All of our partnering organizations are local and the donations are required to go to local veterans and active military members in need of assistance. 21

Proud to support our community Since 2015, C&N teams have donated: $ Monetary Donations $327,410 Proud to Support our Military Our donations in 2019 went xFeed a hungry soldier to Item Donations 26,530 & their family xSupport wounded warriors during their recovery xProvide gas cards/rides to those traveling for treatment xMeet the needs of military personnel & their families Volunteer Hours 779 xSend basic supplies to those serving overseas 22

You Us Welcome to C&N. Your community friend for world class banking. We know earning money can be hard, but we don’t think trusting who protects it should be. Trust is priceless. But just like your money, it has to be earned. And no bank takes that more seriously than C&N. Whether you enter through our doors or our technology, you will meet excellence. From our complete financial services to our deep experience to our honestly caring people, we are personally invested in you no matter how much you are financially invested in us. After all, your goals are our goals. Your success is our success. So why not make the journey together as easy as it can be? Yes, the world can be a little cold these days, especially where your money is concerned. But we assure you there’s a place in your community where it’s always warm. That’s